Exhibit 8.1

Subsidiaries of Addex Therapeutics Ltd as of April 18, 2024

Name of Subsidiary	Jurisdiction of Organization
Addex Pharmaceuticals, Inc.	Delaware
Addex Pharma SA	Switzerland
Neurosterix SA	Switzerland
Addex Pharmaceuticals France sas	France